File No. 69-355


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2


                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       UPPER PENINSULA ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      (a) Claimant - Upper Peninsula Energy Corporation, 600 Lakeshore Drive, Houghton, Michigan 49931-0130.

            State of Organization - Michigan

            Nature of Business - Holding Company

      (b) Subsidiary - Upper Peninsula Power Company, 600 Lakeshore Drive, Houghton, Michigan 49931-0130

            State of Organization - Michigan

      Nature of Business - Engaged in the generation, purchase, transmission, distribution and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon and Schoolcraft.

      (c) Subsidiary - Upper Peninsula Building Development Company,600 Lakeshore Drive, Houghton, Michigan 49931-0130

                  State of Organization - Michigan

      Nature of Business - Owns the corporate headquarters building which is leased to Upper Peninsula Power Company.




      (d) Subsidiary - PENVEST, Incorporated, 600 Lakeshore Drive, Houghton, Michigan 49931-0130

            State of Organization - Michigan

      Nature of Business - To investigate opportunities in telecommunications, engineering services, and other non- regulated businesses.

2.    Properties -

      (a)   Claimant (Upper Peninsula Energy Corporation) -

      The total properties of the Claimant consist of the Common Stock of Upper Peninsula Power Company, Upper Peninsula Building Development Company, and PENVEST, Incorporated.

      (b)   Subsidiary (Upper Peninsula Power Company) -

      All of Upper Peninsula Power Company properties are located within the State of Michigan. There are no transmission facilities which receive or deliver energy at the borders.

      The transmission and distribution system is comprised of approximately 3,499 circuit miles. Transmission and subtrans- mission networks are operated at 138, 69, 33 and 12 kV, consisting of approximately 355, 371, 48 and 13 circuit miles, respectively. The remaining 2,713 miles are operated at distribution voltages ranging between 120 and 15,000 volts.

      Upper Peninsula Power Company owns 417 mVa of distribution transformers, 439 mVa of transmission bulk power step-down transformers, and 153 mVa of generation step-up transformers in service on the system.

      Certain information as to owned generation is set forth below:


                                        Net
     Station          Fuel        Capability (KW)     County
     -------          ----        ---------------     ------

     Warden           Coal            17,700          Baraga
     Victoria         Hydro           12,340          Ontonagon
     Prickett *       Hydro            2,220          Baraga
     Portage          Oil             27,500          Houghton
     Gladstone        Oil             27,500          Delta
     McClure          Hydro            8,680          Marquette
     Hoist            Hydro            4,280          Marquette
     Cataract *       Hydro            1,460          Marquette
     AuTrain *        Hydro            1,060          Alger

<F1>    *     Run of the river plants with limited capacity to store water.



      The Warden generation station is a one-unit plant currently in reserve status.

      The Portage and Gladstone turbines are both one-unit oil-fired gas turbines.

      Upper Peninsula Power Company owns numerous miscellaneous properties in various parts of its territory which are used for office, service and other purposes. The most important of these are the Service Centers at Ishpeming, Houghton, Ontonagon, Iron River, Escanaba and Munising, Michigan. Upper Peninsula Power Company also leases small parcels of land for substations and miscellaneous temporary uses.

3. The following information is submitted for the calendar year 1996 with respect to the Claimant and its Subsidiary:


                                                           Upper Peninsula
                                             Claimant       Power Company
                                             --------      ---------------

(a) Number of kWh of  electric energy          None          821,311,000
    sold (at retail or wholesale)

(b) Number of kWh of electric energy           None          None
    distributed outside of Michigan

(c) Number of kWh of electric energy           None          None
    sold at wholesale outside of
    Michigan or at Michigan state line

(d) Number of kWh of electric energy           None          None
    purchased outside of Michigan or
    at the Michigan state line

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            None




      (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            None

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            None

      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            None

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            None




                                    EXHIBIT A
                                    ---------

      A consolidated statement of income and retained earnings together with a consolidated balance sheet of Upper Peninsula Energy Corporation for the calendar year 1996 is enclosed.

      Also attached are statements of income and retained earnings together with balance sheets for the calendar year 1996 for Upper Peninsula Power Company, Upper Peninsula Building Development Company, and PENVEST, Incorporated.

      The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 1997.


                                    UPPER PENINSULA ENERGY CORPORATION


                                    By  /s/ B. C. Arola
                                        -------------------------------
                                        B. C. Arola
                                        Vice President, Treasurer and Secretary



                                                                       Exhibit A
                                                                    Page 1 of 11


                       UPPER PENINSULA ENERGY CORPORATION
               FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1996

                          CONSOLIDATED INCOME STATEMENT
                          -----------------------------

                                                            Thousands
                                                            of Dollars
                                                            ----------

Operating Revenues                                            $58,302
                                                              -------
Operating Expenses:
  Operation - Power Supply Costs                               18,245
            - Other                                            14,863
  Maintenance                                                   2,976
  Depreciation and Amortization                                 5,584
  Federal Income Tax Expense                                    2,778
  Taxes Other Than Federal Income Taxes - Ad Valorem            3,495
                                        - Other                 1,308
                                                              -------
      Total                                                    49,249
                                                              -------
Operating Income                                                9,053
                                                              -------
Other Income (Deductions):
  Interest Income                                                  84
  AFUDC                                                           116
  Other                                                            97
  Federal Income Tax Expense                                      (80)
                                                              -------
      Total                                                       217
                                                              -------
Income Before Interest Charges                                  9,270
                                                              -------
Interest Charges:
  Interest on Long-Term Debt                                    3,887
  Anortization of Debt Expense                                     75
  Other Interest Expense                                          326
  AFUDC                                                          (171)
                                                              -------
      Total                                                     4,117
                                                              -------
Income Before Dividends on Preferred Stock of Subsidiary        5,153
Dividends on Preferred Stock of Subsidiary                         23
                                                              -------
Net Income                                                    $ 5,130
                                                              =======

Average Number of Shares Outstanding                        2,969,215
Earnings Per Share of Common Stock                              $1.73


                                                                       Exhibit A
                                                                    Page 2 of 11


                       UPPER PENINSULA ENERGY CORPORATION
               FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1996

                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                         ------------------------------


                                                     Thousands
                                                     of Dollars
                                                     ----------

Balance at December 31, 1995                           $20,185
Net Income                                               5,130
                                                       -------
      Total                                              25,315
Less Common Dividends - $1.26 per share                  3,734
                                                       -------
Balance at December 31, 1996                           $21,581
                                                       =======



                                                                       Exhibit A
                                                                    Page 3 of 11


                       UPPER PENINSULA ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1996

                                     ASSETS
                          -----------------------------


                                                            Thousands
                                                            of Dollars
                                                            ----------
UTILITY PLANT:
  Utility Plant in Service                                   $165,386
  Less Accumulated Deprec and Amortization                     75,970
                                                             --------
      Net Plant in Service                                     89,416

  Construction Work in Progress                                14,526
                                                             --------
      Net Utility Plant                                       103,942
                                                             --------
OTHER PROPERTY                                                  9,942
                                                             --------
CURRENT ASSETS:
  Cash and Cash Equivalents                                     2,064
  Accounts Receivable:
    Electric (Less allow for doubtful accounts of $65)          4,492
    Other                                                       1,984
  Inventories-at average cost:
    Materials and Supplies                                      2,030
    Fuel                                                          274
  Prepayments                                                     305
  Accrued Ad Valorem Taxes                                      3,640
  Deferred Federal Income Taxes                                 1,227
                                                             --------
      Total                                                    16,016
                                                             --------
DEFERRED DEBITS AND OTHER ASSETS:
  Unamortized Debt Expense                                        508
  Other Deferred Debits                                         3,270
                                                             --------
      Total                                                     3,778
                                                             --------
      TOTAL ASSETS                                           $133,678
                                                             ========


                                                                       Exhibit A
                                                                    Page 4 of 11


                       UPPER PENINSULA ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1996

                          CAPITALIZATION & LIABILITIES
                         -------------------------------


                                                            Thousands
                                                            of Dollars
                                                            ----------

CAPITALIZATION:
  Paid-In Capital                                            $ 21,537
  Retained Earnings                                            21,581
                                                             --------
      Total Common Equity                                      43,118
  Redeemable Preferred Stock                                      456
  Long-Term Debt, less current maturities                      43,266
                                                             --------
      Total Capitalization                                     86,840
                                                             --------
CURRENT LIABILITIES:
  Long-Term Debt Due within One Year                              242
  Notes Payable                                                 5,000
  Accounts Payable                                              4,182
  Accrued Accounts:
    Taxes - Ad Valorem                                          6,212
          - Other                                                  27
    Wages and Benefits                                          2,934
    Interest                                                      965
    Dividends                                                       4
    Revenue Payable - Power Supply Cost Recovery - Net            531
                                                             --------
      Total                                                    20,097
                                                             --------
DEFERRED CREDITS:
  Deferred Federal Income Taxes                                 6,923
  Unamortized Investment Tax Credit                             2,742
  Customer Advances for Construction                            1,591
  Accrued Pension                                               3,303
  Regulatory Liabilities                                        5,904
  Post Retirement Health & Life                                 3,780
  Other                                                         2,498
                                                             --------
      Total                                                    26,741
                                                             --------
COMMITMENTS AND CONTINGENCIES
                                                             --------
     TOTAL CAPITALIZATION & LIABILITIES                      $133,678
                                                             ========


                                                                       Exhibit A
                                                                    Page 5 of 11


                          UPPER PENINSULA POWER COMPANY
               FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1996
                                INCOME STATEMENT
                         ------------------------------


                                                              Thousands
                                                              of Dollars
                                                              ----------

Operating Revenues                                             $58,378
                                                               -------
Operating Expenses:
  Operation - Power Supply Costs                                18,245
            - Other                                             15,503
  Maintenance                                                    2,976
  Depreciation and Amortization                                  5,433
  Federal Income Tax Expense                                     2,790
  Taxes Other Than Federal Income Taxes - Ad Valorem             3,387
                                             - Other             1,308
                                                               -------
     Total                                                      49,642
                                                               -------
Operating Income                                                 8,736
                                                               -------
Other Income (Deductions):
  Interest Income                                                   55
  AFUDC                                                            116
  Other                                                            121
  Federal Income Tax Expense                                       (93)
                                                               -------
     Total                                                         199
                                                               -------
Income Before Interest Charges                                   8,935
                                                               -------
Interest Charges:
  Interest on Long-Term Debt                                     3,494
  Amortization of Debt Expense                                      66
  Other Interest Expense                                           367
  AFUDC                                                           (171)
                                                               -------
     Total                                                       3,756
                                                               -------
Net Income                                                     $ 5,179
                                                               =======


                         STATEMENT OF RETAINED EARNINGS



Balance at December 31, 1995                          $17,123
Net Income                                              5,179
                                                      -------
      Total                                            22,302

  Dividends:
    Preferred                       23
    Common                       3,740
                                 -----
      Total Dividends                                   3,763
                                                      -------
Balance at December 31, 1996                          $18,539
                                                      =======


                                                                       Exhibit A
                                                                    Page 6 of 11


                          UPPER PENINSULA POWER COMPANY
                                  BALANCE SHEET
                                DECEMBER 31, 1996

                                     ASSETS
                         ------------------------------

                                                               Thousands
                                                               of Dollars
                                                               ----------
UTILITY PLANT:
  Utility Plant in Service                                      $165,386
  Less Accumulated Deprec and Amortization                        75,970
                                                                --------
      Net Plant in Service                                        89,416

  Construction Work In Progress                                   14,526
                                                                --------
      Net Utility Plant                                          103,942
                                                                --------
OTHER PROPERTY                                                     3,768
                                                                --------
CURRENT ASSETS:
  Cash and Cash Equivalents                                        1,271
  Accounts Receivable:
    Electric (less allow for doubtful accounts of $65)             4,492
    Other                                                          1,984
  Inventories-at average cost:
    Materials and Supplies                                         2,030
    Fuel                                                             274
  Prepayments                                                        305
  Accrued Ad Valorem Taxes                                         3,537
  Deferred Federal Income Taxes                                    1,250
                                                                --------
      Total                                                       15,143
                                                                --------
DEFERRED DEBITS and OTHER ASSETS:
  Unamortized Debt Expense                                           380
  Other Deferred Debits                                            3,170
                                                                --------
      Total                                                        3,550
                                                                --------
      TOTAL ASSETS                                              $126,403
                                                                ========



                                                                       Exhibit A
                                                                    Page 7 of 11

                          UPPER PENINSULA POWER COMPANY
                                  BALANCE SHEET
                                DECEMBER 31, 1996

                          CAPITALIZATION & LIABILITIES
                          -----------------------------


                                                               Thousands
                                                               of Dollars
                                                               ----------

CAPITALIZATION:
  Common Stock 1,473,736 shares, $9 Stated Value                $ 13,264
  Paid-In Capital                                                  8,559
  Retained Earnings                                               18,539
                                                                --------
      Total Common Equity                                         40,362
  Redeemable Preferred Stock                                         456
  Long-Term Debt, less current maturities                         39,230
                                                                --------
     Total Capitalization                                         80,048
                                                                --------
CURRENT LIABILITIES:
  Long-Term Debt Due Within One Year                                 105
  Notes Payable                                                    5,000
  Accounts Payable                                                 4,067
  Accrued Accounts:
    Taxes - Ad Valorem                                             6,071
          - Other                                                    201
    Wages and Benefits                                             2,934
    Interest                                                         901
    Dividends                                                          4
    Revenue Payable - Power Supply Cost Recovery - Net               531
                                                                --------
      Total                                                       19,814
                                                                --------

DEFERRED CREDITS:
  Deferred Federal Income Taxes                                    6,723
  Unamort Investment Tax Credit                                    2,742
  Customer Advances for Construction                               1,591
  Accrued Pension                                                  3,303
  Regulatory Liabilities                                           5,904
  Postretirement Health & Life                                     3,780
  Other                                                            2,498
                                                                --------
      Total                                                       26,541
                                                                --------

      TOTAL CAPITALIZATION & LIABILITIES                        $126,403
                                                                ========


                                                                       Exhibit A
                                                                    Page 8 of 11


                  UPPER PENINSULA BUILDING DEVELOPMENT COMPANY
               FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1996

                                INCOME STATEMENT
                          -----------------------------

                                                     Thousands
                                                     of Dollars
                                                     ----------

Operating Revenues                                     $1,102
                                                       ------
Operating Expenses:
  Operation                                                10
  Depreciation and Amortization                           151
  Taxes Other Than Income Taxes - Ad Valorem              103
  Federal Income Tax Expense                              149
                                                       ------
      Total                                               413
                                                       ------
Operating Income                                          689
                                                       ------
Other Income (Deductions)                                  20
                                                       ------
Income Before Interest Charges                            709
                                                       ------
Interest Charges:
  Interest on Long-Term Debt                              393
  Amortization of Debt Expense                              9
                                                       ------
      Total                                               402
                                                       ------
Net Income                                             $  307
                                                       ======


                  STATEMENT OF RETAINED EARNINGS


Balance at December 31, 1995                              250
Net Income                                                307
Dividend Paid to UPEN                                     250
                                                       ------
Balance at December 31, 1996                           $  307
                                                       ======


                                                                       Exhibit A
                                                                    Page 9 of 11


                  UPPER PENINSULA BUILDING DEVELOPMENT COMPANY
                                  BALANCE SHEET
                                DECEMBER 31, 1996

                                     ASSETS
                          ----------------------------


                                                         Thousands
                                                         of Dollars
                                                         ----------
FIXED ASSETS:
  Office Building                                          $6,021
  Less Accumulated Depreciation                               888
                                                           ------
                                                            5,133
  Land                                                         47
                                                           ------
      Total                                                 5,180
                                                           ------
CURRENT ASSETS:
  Cash and Cash Equivalents                                   690
  Accounts Receivable-Associated Companies                     35
  Prepayments                                                 103
                                                           ------
      Total                                                   828
                                                           ------
DEFERRED DEBITS and OTHER ASSETS:
  Unamortized Debt Expense                                    128
  Initial Direct Costs-Lease                                   11
                                                           ------
      Total                                                   139
                                                           ------
      TOTAL ASSETS                                         $6,147
                                                           ======

                   CAPITALIZATION & LIABILITIES
                   -----------------------------
CAPITALIZATION:
  Paid-In Capital                                          $1,214
  Retained Earnings                                           307
                                                           ------
      Total Common Equity                                   1,521
  Long Term Debt, less current maturities                   4,036
                                                           ------
      Total Capitalization                                  5,557
                                                           ------
CURRENT LIABILITIES:
  Long Term Debt Due Within One Year                          137
  Accounts Payable-Associated Companies                        51
  Taxes - Ad Valorem                                          139
  Taxes - Federal Income                                       (1)
  Interest                                                     64
  Deferred Federal Income Taxes                               200
                                                           ------
      Total                                                   590
                                                           ------
      TOTAL CAPITALIZATION & LIABILITIES                   $6,147
                                                           ======


                                                                       Exhibit A
                                                                   Page 10 of 11


                              PENVEST, INCORPORATED
                                DECEMBER 31, 1996

                                INCOME STATEMENT
                          -----------------------------


                                                   Thousands
                                                   of Dollars
                                                   ----------

Operating Revenues                                   $    4

Operating Expenses:
  Operation                                              50
  Federal Income Tax Expense                            (16)
                                                     ------
      Total                                              34
                                                     ------
Net Income (Loss)                                    $  (30)
                                                     ======


                  STATEMENT OF RETAINED EARNINGS


Balance at December 31, 1995                         $   -0-
Net Income - Loss                                       (30)
                                                     ------
Balance at December 31, 1996                         $  (30)
                                                     ======


                                                                       Exhibit A
                                                                   Page 11 of 11


                             PENVEST, INCORPORATED
                                DECEMBER 31, 1996

                                  BALANCE SHEET
                                     ASSETS
                          ----------------------------


                                                         Thousands
                                                         of Dollars
                                                         ----------
FIXED ASSETS:
  Communication Link                                       $   40
                                                           ------
CURRENT ASSETS:
  Cash                                                          9
  Accounts Receivable                                           2
                                                           ------
      Total                                                    11
                                                           ------
OTHER ASSETS:
  Note Receivable - Sawyer Lumber Company                   1,210
  Other Investments                                            32
                                                           ------
                                                            1,242
                                                           ------
      TOTAL ASSETS                                         $1,293
                                                           ======

                          CAPITALIZATION & LIABILITIES
                          ----------------------------

CAPITALIZATION:
  Paid-In Capital                                          $1,310
  Retained Earnings                                           (30)
                                                           ------
      Total Capitalization                                  1,280

CURRENT LIABILITIES:
  Accounts Payable                                             28
  Taxes - Federal Income                                      (15)
                                                           ------
      Total                                                    13
                                                           ------
      TOTAL CAPITALIZATION & LIABILITIES                   $1,293
                                                           ======



                                    EXHIBIT B
                                    ---------


                             FINANCIAL DATA SCHEDULE

[ARTICLE] UT

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-END]                               DEC-31-1996
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                      103,942
[OTHER-PROPERTY-AND-INVEST]                      9,942
[TOTAL-CURRENT-ASSETS]                          16,016
[TOTAL-DEFERRED-CHARGES]                         3,778
[OTHER-ASSETS]                                       0
[TOTAL-ASSETS]                                 133,678
[COMMON]                                             0
[CAPITAL-SURPLUS-PAID-IN]                       21,537
[RETAINED-EARNINGS]                             21,581
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  43,118
[PREFERRED-MANDATORY]                              456
[PREFERRED]                                          0
[LONG-TERM-DEBT-NET]                            43,266
[SHORT-TERM-NOTES]                               5,000
[LONG-TERM-NOTES-PAYABLE]                            0
[COMMERCIAL-PAPER-OBLIGATIONS]                       0
[LONG-TERM-DEBT-CURRENT-PORT]                      242
[PREFERRED-STOCK-CURRENT]                            0
[CAPITAL-LEASE-OBLIGATIONS]                          0
[LEASES-CURRENT]                                     0
[OTHER-ITEMS-CAPITAL-AND-LIAB]                  41,596
[TOT-CAPITALIZATION-AND-LIAB]                  133,678
[GROSS-OPERATING-REVENUE]                       58,302
[INCOME-TAX-EXPENSE]                             2,778
[OTHER-OPERATING-EXPENSES]                      46,471
[TOTAL-OPERATING-EXPENSES]                      49,249
[OPERATING-INCOME-LOSS]                          9,053
[OTHER-INCOME-NET]                                 217
[INCOME-BEFORE-INTEREST-EXPEN]                   9,270
[TOTAL-INTEREST-EXPENSE]                         4,117
[NET-INCOME]                                     5,153
[PREFERRED-STOCK-DIVIDENDS]                         23
[EARNINGS-AVAILABLE-FOR-COMM]                    5,130
[COMMON-STOCK-DIVIDENDS]                         3,734
[TOTAL-INTEREST-ON-BONDS]                        3,878
[CASH-FLOW-OPERATIONS]                          11,475
[EPS-PRIMARY]                                     1.73
[EPS-DILUTED]                                     1.73



                                    EXHIBIT C
                                    ---------


      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      There are no EWG or foreign utility companies related to any of our associated companies in the holding-company system.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.


                                    UPPER PENINSULA ENERGY CORPORATION
                                    --------------------------------------------
                                    (Name of claimant)


                                    By  /s/ B. C. Arola
                                    --------------------------------------------
                                        B. C. Arola
                                        Vice President, Treasurer and Secretary



Corporate Seal

Attest:

B. C. Arola
-----------------------------
           (Name)



      Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


B. C. Arola                              Vice President, Treasurer and Secretary
-----------------------------            ---------------------------------------
           (Name)                                        (Title)


               600 Lakeshore Drive, Houghton, Michigan 49931-0130
               ---------------------------------------------------
                                    (Address)